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                                                                      Exhibit 16

Securities and Exchange Commission
Washington, D. C. 20549

Gentlemen:

     We were previously the independent accountants for Vision Bancshares, Inc., and on March 17, 2000 we reported on the balance sheet of Vision Banchares, Inc., a development stage company, as of December 31, 1999, and the related statements of losses and accumulated deficit, stockholders' deficit and cash flows for the period from July 16, 1999, date of inception, to December 31, 1999. On August 22, 2000, we were dismissed as independent accountants of Vision Bancshares, Inc. We have read Vision Bancshares, Inc.'s statements included under the caption Experts contained in the preliminary prospectus dated January 29, 2002 filed as part of the registration statement on Form SB-2 and we agree with such statements.

                                                      /s/ Mauldin & Jenkins, LLC

Albany, Georgia
January 28, 2002